Exhibit 3.1(a).2

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
TASTY FRIES, INC.

KNOW ALL MEN BY THESE PRESENTS:

That pursuant to the provisions of Sections 78.385, 78.390 and 78.403 of the Nevada Revised Statutes, the undersigned, for the purpose of association to establish a corporation for the transaction of business and the promotion and conduct of the objects and purposes hereinafter stated, under the provisions of and subject to the requirements of the laws of the State of Nevada, do make, record, and file these Amended and Restated Articles of Incorporation in writing.

AND WE DO HEREBY CERTIFY:

FIRST:  The name of the Corporation is:  TASTY FRIES, INC.

SECOND:  The registered office in the State of Nevada is to be located at 8363 West Sunset Road, Suite 300 Las Vegas, Nevada 89113, and the Resident Agent shall be Henry Lichtenberger.  The Corporation may also maintain an office or offices at such other places within or outside the State of Nevada, as it may from time to time determine.  Corporate business of every kind and nature may be conducted, and meetings of directors and stockholders held outside the State of Nevada, the same as in the State of Nevada.

THIRD:  The Corporation may engage in any lawful activity.

FOURTH: This Corporation is authorized to issue two classes of shares of stock, which shall be designated "Common Stock" and "Preferred Stock."

Common Stock.  The total number of shares of Common Stock that is authorized is THREE HUNDRED MILLION (300,000,000), with $.001 par value.  Such Common Stock may be issued by the Corporation from time to time by the Board of Directors thereof.  The holders of the Common Stock shall be entitled to one (1) vote for each share held by them.

Preferred Stock. The total number of such shares of Preferred Stock that is authorized is FIVE MILLION (5,000,000), with $.001 par value.  The Board of Directors of the Corporation shall have authority to  prescribe and issue the Preferred Stock in one or more series and to prescribe the number of shares constituting and the designation of each such series of Preferred Stock and the rights, voting powers, designations, preferences, privileges, limitations, restrictions, and relative rights of each such series of Preferred Stock including, without limitation, dividend rights, dividend rates, conversion rights, terms of redemption (including sinking fund provisions), redemption prices, and liquidation preferences; provided, however, that, if more than one series of Preferred Stock is issued, the Board of Directors shall, by resolution, prescribe a distinguishing designation for each such series; and provided, further, that the rights prescribed by the Board of Directors with respect to voting powers, designations, preferences, limitations, restrictions, relative rights, and distinguishing designations must be described in a resolution of the Board of Directors prior to the issuance of such shares and a certificate describing such rights must be filed in accordance with Nevada law.

FIFTH:  The members of the governing board shall be styled Directors, and the number of Directors shall not be less than one (1) pursuant to the terms of Nevada Revised Statutes ("NRS") §78.115.  The names and post office addresses of the first Board of Directors, which shall consist of  two (2) members, are as follows:

NAME	ADDRESS

Jurgen Wolf	P.O. Box 975
Blue Bell, Pennsylvania 19422

Kurt Ziemer	P.O. Box 975
Blue Bell, Pennsylvania 19422

The number of Directors of this Corporation may from time to time be increased or decreased as set forth hereinabove by an amendment to the By-Laws in that regard, and without the necessity of amending these Articles of Incorporation.

The name and address of the Incorporator is as follows:

NAME	ADDRESS

Henry Lichtenberger	8363 West Sunset Road, Suite 300
Las Vegas, Nevada 89113

SIXTH:  The capital stock of this Corporation, after the amount of the subscription price has been paid in cash or in kind, shall be and remain non-assessable and shall not be subject to assessment to pay debts of the Corporation.

SEVENTH:  This Corporation shall have perpetual existence.

EIGHTH:  No holder of any shares of the Corporation shall have any preemptive right to purchase, subscribe for, or otherwise acquire any shares of the Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or warrants or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire such shares.

NINTH:  This Corporation shall not be governed by the provisions of NRS §§78.378 to 78.3793, inclusive or §§78.411 to 78.444, inclusive.

TENTH:  No Director or Officer shall be personally liable to this Corporation or any stockholder for damages for breach of fiduciary duty as a Director or Officer, except that this ARTICLE TENTH shall not eliminate or limit the liability of a Director or Officer for (i) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law or (ii) the payment of dividends in violation of NRS §78.300.  If the Private Corporations law of Nevada is hereafter amended or interpreted to eliminate or limit further the personal liability of directors or officers, then the liability of all Directors and Officers shall be eliminated or limited to the full extent then so permitted.  Neither the amendment nor repeal of this ARTICLE TENTH, nor the adoption of any provision of these Articles of Incorporation inconsistent with this ARTICLE TENTH, shall eliminate or reduce the effect of ARTICLE TENTH in respect of any act or omission that occurred prior to such amendment, repeal, or adoption of an inconsistent provision.

All expenses incurred by Officers or Directors in defending a civil or criminal action, suit, or proceeding, must be paid by the Corporation as they are incurred in advance of a final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of a Director or Officer to repay the amount if it is ultimately determined by a court of competent jurisdiction, that he or she did not act in good faith, and in the manner he or she reasonably believed to be or not opposed to the best interests of the Corporation.

EXECUTED this 18th day of January, 2008.

/s/ Jurgen Wolf
Jurgen Wolf, President